REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Advisors' Inner Circle Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2006. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2006, and with respect to agreement of security purchases and sales, for the period from October 31, 2005 (the date of our last examination), through June 30, 2006:

- Confirmation of all security positions with National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-  Confirmation of all open futures contracts with the executing broker;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 25 security purchases and 25 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from National City Bank.

- Confirmation or agreement to cash statements received from National City Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
December 20, 2006

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of United Association S&P 500 Index Fund (the
Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2006, and from October 31, 2005 through June 30, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006, and from October 31, 2005 through June 30, 2006, with respect to securities reflected in the investment account of the Fund.



By: /s/ James F. Volk
    ------------------------------------------------------
    James F. Volk, PRESIDENT


    The Advisors' Inner Circle Fund
    ------------------------------------------------------

    12/6/06
    ------------------------------------------------------
    Date




By: /s/ Michael Lawson
    ------------------------------------------------------
    Michael Lawson, CONTROLLER AND CHIEF FINANCIAL OFFICER


    Advisors' Inner Circle Fund
    ------------------------------------------------------

    12/6/06
    ------------------------------------------------------
    Date




By: /s/ Gary Cantrell
    ------------------------------------------------------
    Gary Cantrell, VICE PRESIDENT


    National City Bank
    ------------------------------------------------------

    11/30/06
    ------------------------------------------------------
    Date

FUND NAME                                                   STATE                     REGISTRATION              FILE NUMBER

The Advisors' Inner Circle Fund

United Association S & P 500 Index Fund
                                                            ALASKA                    ANNUAL                     60044418
                                                            ALABAMA                   ANNUAL
                                                            CONNECTICUT               ANNUAL                      1023481
                                                            KANSAS                    ANNUAL                   2003S0000867
                                                            KENTUCKY                  ANNUAL                     600110541
                                                            LOUISIANA                 ANNUAL                      100843
                                                            MISSOURI                  ANNUAL                    0002-13700
                                                            NEW JERSEY                ANNUAL                     BEM-2290
                                                            NEVADA                    ANNUAL
                                                            NEW YORK                  OTHER                      S30-34-25
                                                            OHIO                      OTHER                        46876
                                                            OREGON                    ANNUAL                     2003-452
United Association S & P 500 Index Fund - Class I
                                                            DISTRICT OF COLUMB        ANNUAL                     60018399
                                                            IOWA                      ANNUAL                      I-55228
                                                            MASSACHUSETTS             ANNUAL
                                                            MARYLAND                  ANNUAL                    SM20030507
                                                            MICHIGAN                  ANNUAL                      939758
                                                            NEBRASKA                  ANNUAL                       62033
                                                            OKLAHOMA                  ANNUAL                    SE-2103201
                                                            TENNESSEE                 ANNUAL                     RM04-3558
                                                            WASHINGTON                GOOD UNTIL SOLD            60036890
                                                            WISCONSIN                 ANNUAL                      454553
United Association S & P 500 Index Fund - Class II
                                                            DISTRICT OF COLUMB        ANNUAL                     60018540
                                                            IOWA                      ANNUAL                      I-55326
                                                            MASSACHUSETTS             ANNUAL
                                                            MARYLAND                  ANNUAL                    SM20030621
                                                            MICHIGAN                  ANNUAL                      939759
                                                            NEBRASKA                  ANNUAL                       59410
                                                            OKLAHOMA                  ANNUAL                    SE-2116727
                                                            TENNESSEE                 ANNUAL                     RM04-3558
                                                            TEXAS                     GOOD UNTIL SOLD             C 71399
                                                            WASHINGTON                GOOD UNTIL SOLD            60038210
                                                            WISCONSIN                 ANNUAL                      455368